Exhibit 3.1.2

Emergency By-laws of CEI

CONSOLIDATED EDISON, INC.

BOARD OF DIRECTORS

February 19, 2009

RESOLVED, That the Board hereby adopts the following Emergency By-laws, effective with the opening of business on February 19, 2009:

EMERGENCY BY-LAWS

OF

CONSOLIDATED EDISON, INC.

Effective February 19, 2009

SECTION 1. These Emergency By-laws may be declared effective by the Defense Council of New York as constituted under the New York State Defense Emergency Act in the event of attack and shall cease to be effective when the Council declares the end of the period of attack. These Emergency By-laws shall also be effective in the event of an attack, major disaster, catastrophe, or national or local emergency, during which a quorum of the entire Board of Directors is unavailable to act in a meeting of the Board called in the manner provided in the By-laws of the Company.

SECTION 2. During the period in which these Emergency By-laws are effective, the affairs of the Company shall be managed by such Directors theretofore elected as are available to act, and a majority of such Directors shall constitute a quorum. In the event that there are less than three Directors available to act, then and in that event, the Board of Directors shall consist of such Directors theretofore elected and available to act, if any, plus such number of officers of Consolidated Edison Company of New York, Inc., added to the Board in the order of seniority by title and, within title, seniority by tenure with Consolidated Edison Company of New York, Inc., not theretofore elected as Directors as will make a Board of not less than three nor more than five members. The Board as so constituted shall continue until such time as a quorum of the entire Board (including any duly elected successors) becomes available.

SECTION 3. The By-laws of the Company shall remain in effect during the period in which these Emergency By-laws are effective to the extent that said By-laws are not inconsistent with these Emergency By-laws.